Exhibit 99.1

Sprott Physical Silver Trust

Interim Report to Unitholders
June 30, 2019

Management Report of Fund Performance	3

Financial Statements	7

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete financial statements of the investment fund. A copy of the financial statements has been included separately within the Report to Unitholders. You can also get a copy of the financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Sprott Physical Silver Trust	June 30, 2019

Management Report of Fund Performance (in U.S. dollars)

Investment Objective and Strategies

Sprott Physical Silver Trust (the “Trust”) is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not speculate with regard to short-term changes in silver prices.

The units of the Trust are listed on the New York Stock Exchange (“NYSE”) Arca and the Toronto Stock Exchange (“TSX”) under the symbols “PSLV” and “PSLV.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form dated March 29,  2019. There have been no material changes to the Trust since inception that have affected the overall level of risk. The principal risks associated with investing in the Trust are the price of silver, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical silver bullion, liabilities of the Trust, and redemption of units.

Results of Operations

For the period from April 1, 2019 to June 30, 2019, the total change in unrealized gains on physical silver bullion amounted to $10.7 million compared to the change in unrealized losses of $10.1 million during the same period in 2018. For the period from January 1, 2019 to June 30, 2019, the total change in unrealized losses on physical silver bullion amounted to $5.5 million compared to the change in unrealized losses of $41.6 million during the same period in 2018.

During the period from January 1, 2019 to June 30, 2019, the Trust issued 35,850 units for gross proceeds of $204,761, and redeemed 1,191,251 units for silver bullion. Comparatively, for the same period in 2018, the Trust issued 60,000 units for gross proceeds of $387,600 and redeemed no units.

The value of the net assets of the Trust as of June 30, 2019 was $855.3 million or $5.73 per unit, compared to $874.9 million or $5.82 per unit as at December 31, 2018, the Trust’s most recent fiscal year end. The Trust held 55,815,375 ounces of physical silver bullion as of June 30, 2019 compared to 56,251,280 ounces at December 31, 2018. As at June 30, 2019,  the spot price of silver was $15.31 an ounce compared to a price of $15.50 an ounce as at December 31, 2018. The Trust returned (1.5%) compared to the return on spot silver of (1.2%) for the period from January 1, 2019 to June 30, 2019.

The Trust’s net asset value per unit on June 30, 2019 was $5.73 compared to $5.82 per unit as at December 31, 2018. The units closed at $5.71 on the NYSE Arca and $5.68 on the TSX on June 30, 2019 compared to closing prices of $5.59 on the NYSE Arca and $5.48 on the TSX on December 31, 2018. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2019 to June 30, 2019, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately (3.2%).

On June 24, 2016, the Trust entered into a sales agreement with Cantor Fitzgerald & Co. whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at the market offering” program (the “ATM Program”) in transactions on the NYSE Arca or any other existing trading market for the trust units in the United States or to or through a market maker in the United States pursuant to a registration statement filed with the U.S.

Sprott Physical Silver Trust	June 30, 2019

Securities and Exchange Commission and a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.  During the period from January 1, 2019 to June 30, 2019, the Trust sold 35,850 units through the ATM Program.

Operating  Expenses

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical silver bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the implementation and on-going operation of the Independent Review Committee of the Trust. Operating expenses for the period from April 1, 2019 to June 30, 2019 amounted to $464,457 (not including applicable Canadian taxes) compared to $686,331 for the same period in 2018. Operating expenses for the period from January 1, 2019 to June 30, 2019 amounted to $876,873 (not including applicable Canadian taxes) compared to $1,142,351 for the same period in 2018. Operating expenses for the period from April 1, 2019 to June 30, 2019 amounted to 0.22% of the average net assets during the period on an annualized basis, compared to 0.29% for the same period in 2018. Operating expenses for the period from January 1, 2019 to June 30, 2019 amounted to 0.21% of the average net assets during the period on an annualized basis, compared to 0.24% for the same period in 2018.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.45% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.  For the period from April 1, 2019 to June 30, 2019, the Trust incurred management fees of $934,555 (not including applicable Canadian taxes) compared to $1,062,975 for the same period in 2018. For the period from January 1, 2019 to June 30, 2019, the Trust incurred management fees of $1,881,774 (not including applicable Canadian taxes) compared to $2,117,927 for the same period in 2018.

Sprott Physical Silver Trust	June 30, 2019

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the six month period ended June 30, 2019 and the years shown.

Net assets per unit1

	June 30,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2017	2016	2015
	$	$	$	$	$
Net assets per Unit, beginning of period	5.82	6.40	6.06	5.33	6.09
Increase (decrease) from operations[2]:
Total revenue	–	–	–	–	–
Total expenses	(0.02)	(0.04)	(0.04)	(0.04)	(0.05)
Realized losses for the period	(0.03)	(0.04)	(0.01)	(0.02)	(0.03)
Unrealized gains (losses) for the period	(0.04)	(0.50)	0.39	0.67	(0.68)
Total increase (decrease) from operations	(0.09)	(0.58)	0.34	0.62	(0.76)
Net assets per Unit, end of period	5.73	5.82	6.40	6.06	5.33

1.	This information is derived from the Trust’s financial statements.
2.

Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	June 30,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2017	2016	2015
Total net asset value (000’s)[1]	$855,343	$874,946	$957,091	$888,534	$678,584
Number of Units outstanding[1]	149,281,455	150,436,856	149,618,786	146,724,023	127,331,218
Management expense ratio[2]	–	0.68%	0.69%	0.70%	0.75%
Trading expense ratio[3]	nil	nil	nil	nil	nil
Portfolio turnover rate[4]	nil	0.85%	0.17%	0.29%	nil
Net asset value per Unit	$5.73	$5.82	$6.40	$6.06	$5.33
Closing market price – NYSE Arca	$5.71	$5.59	$6.34	$6.08	$5.27
Closing market price – TSX	$5.68	$5.48	$6.35	$6.10	$5.29

1.	This information is provided as at the date shown, as applicable.
2.

Management expense ratio (“MER”) is based on total annual expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as a percentage of daily average net asset value during the period (only disclosed annually).

3.

The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

4.

The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Sprott Physical Silver Trust	June 30, 2019

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the six months ended June 30, 2019 and the years shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

Summary of Investment Portfolio

As of June 30, 2019

					% of
		Fair Value		Fair	Net Asset
		per ounce	Cost	Value	Value
	Ounces	$	$	$	%
Physical silver bullion	55,815,375	15.31	1,452,692,238	854,756,658	99.9
Cash				1,268,210	0.2
Other Net Liabilities				(682,128)	(0.1)
Total Net Asset Value				855,342,740	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Silver Trust

Unaudited interim financial statements

June 30, 2019

Sprott Physical Silver Trust

Unaudited statements of comprehensive income (loss)

(in U.S. dollars, except unit amounts)

	For the	For the	For the	For the
	three months ended	three months ended	six months ended	six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
Income
Net realized losses on redemptions and sales of silver bullion	–	(4,554,481)	(4,536,914)	(4,968,279)
Change in unrealized gains (losses) on silver bullion	10,688,644	(10,081,580)	(5,495,211)	(41,647,113)
	10,688,644	(14,636,061)	(10,032,125)	(46,615,392)

Expenses
Management fees (note 8)	934,555	1,062,975	1,881,774	2,117,927
Bullion storage fees	318,771	460,476	621,771	761,839
Sales tax	80,854	114,178	142,307	204,334
Listing and regulatory filing fees	47,737	80,788	72,404	106,016
Unitholder reporting costs	27,531	72,774	55,531	143,967
Administrative fees	27,271	28,398	53,697	55,423
Legal fees	25,384	18,134	42,730	35,874
Custodial fees	4,498	13,250	4,498	13,246
Audit fees	24,294	11,529	35,322	22,808
Trustee fees	845	1,050	1,849	2,077
Independent Review Committee fees	5,416	987	5,416	1,953
Net foreign exchange (gains) losses	176	(1,055)	1,121	(852)
	1,497,332	1,863,484	2,918,420	3,464,612

Net income (loss) and comprehensive income (loss)	9,191,312	(16,499,545)	(12,950,545)	(50,080,004)
Weighted average number of Units	149,245,999	150,323,860	149,309,411	150,288,092

Increase (decrease) in total equity from operations per Unit	0.06	(0.11)	(0.09)	(0.33)

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust

Unaudited statements of financial position

(in U.S. dollars)

	As at	As at
	June 30, 2019	December 31, 2018
	$	$
Assets
Current assets
Cash	1,268,210	3,798,412
Silver bullion	854,756,658	871,613,584
Prepaid assets	72,198	72,198
Total assets	856,097,066	875,484,194

Liabilities
Current liabilities
Accounts payable	754,326	538,595
Total liabilities	754,326	538,595

Equity
Unitholders’ capital	1,582,738,029	1,594,445,778
Unit premiums and reserves	67,197	67,142
Retained earnings (deficit)	(660,623,726)	(652,728,619)
Underwriting commissions and issue expenses	(66,838,760)	(66,838,702)
Total equity (note 7)	855,342,740	874,945,599

Total liabilities and equity	856,097,066	875,484,194

Total equity per Unit	5.73	5.82

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	John Ciampaglia
Director	Director

Sprott Physical Silver Trust

Unaudited statements of changes in equity

(in U.S. dollars, except unit amounts)

For the six months ended June 30, 2019 and 2018

				Underwriting	Unit
	Number of			Commissions	Premiums
	Units	Unitholders’	Retained	and Issue	and
	outstanding	Capital	Earnings	Expenses	Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2018	149,618,786	1,575,339,953	(620,500,312)	(66,364,552)	59,083	888,534,172
Proceeds from issuance of Units (note 7)	2,108,070	387,600	–	–	–	387,600
Net income for the period	(1,190,000)	–	36,180,490	–	–	36,180,490
Underwriting commissions and issue expenses	–	–	–	(4,683)	–	(4,683)
Balance as at June 30, 2018	150,536,856	1,575,727,553	(584,319,822)	(66,369,235)	59,083	925,097,579
Balance as at January 1, 2019	150,436,856	1,594,445,778	(652,728,619)	(66,838,702)	67,142	874,945,599
Proceeds from issuance of Units (note 7)	35,850	204,761	–	–	–	204,761
Cost of Redemption of Units (note 7)	(1,191,251)	(11,912,510)	5,055,438	–	55	(6,857,017)
Net loss for the period	–	–	(12,950,545)	–	–	(12,950,545)
Underwriting commissions and issue expenses	–	–	–	(58)	–	(58)
Balance as at June 30, 2019	149,281,455	1,582,738,029	(660,623,726)	(66,838,760)	67,197	855,342,740

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust

Unaudited statements of cash flows

(in U.S. dollars)

	For the six months ended	For the six months ended
	June 30, 2019	June 30, 2018
	$	$
Cash flows from operating activities
Net income (loss) for the period	(12,950,545)	(50,080,004)
Adjustments to reconcile net income for the year to net cash from operating activities
Net realized losses on redemptions and sales of bullion	4,536,914	4,968,279
Change in unrealized losses on silver bullion	5,495,211	41,647,113
Net changes in operating assets and liabilities
Increase (decrease) in accounts payable	215,731	404,614
Net cash used in operating activities	(2,702,689)	(3,059,998)

Cash flows from investing activities
Purchases of bullion	–	(7,501,519)
Sales of bullion	–	1,169,773
Net cash provided by (used in) investing activities	–	(6,331,746)

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	204,761	13,495,524
Payments on redemption of Units (note 7)	(32,216)	(46)
Underwriting commissions and issue expenses	(58)	(82,178)
Net cash provided by financing activities	172,487	13,413,300
Net increase (decrease) in cash during the period	(2,530,202)	4,021,556
Cash at beginning of period	3,798,412	2,495,548
Cash at end of period	1,268,210	6,517,104

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust Notes to financial statements – Trust specific information June 30, 2019

(in-U.S. dollars)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not speculate with regard to short-term changes in silver prices. The Trust has only purchased and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the six months ended June 30, 2019 and the year ended December 31, 2018 is presented as follows:

	June 30, 2019	December 31, 2018
	$	$
Balance at beginning of year	871,613,584	954,587,514
Purchases	-	7,501,519
Sales	-	(1,169,773)
Redemptions for physical bullion	(6,824,801)	(7,744,784)
Realized losses on sales and redemptions for physical bullion	(4,536,914)	(5,400,608)
Change in unrealized gains (losses)	(5,495,211)	(76,160,284)
Balance at end of period	854,756,658	871,613,584

Realized gains (losses) on physical bullion include both realized gains (losses) on sales of physical bullion, and realized gains (losses) occurring upon unitholder redemptions for physical bullion.

Market Risk

a) Other Price Risk

If the market value of silver increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $8.5 million (December 31, 2018: $8.7 million); conversely, if the value of silver bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at June 30, 2019, approximately $214,000 (December 31, 2018: $490,000) of the Trust’s liabilities were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. dollars would have no material impact to the Trust.

Sprott Physical Silver Trust Notes to financial statements – Trust specific information June 30, 2018

Concentration Risk

The Trust’s risk is concentrated in physical silver bullion, whose value constitutes 99.9% of total equity as at June 30, 2019 (99.6% as at December 31, 2018).

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.45% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2018, the Trust had capital losses available for tax purposes of $3,780,633 (2017: $4,850,203).

Related Party Disclosures (note 8)

There have been no transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30, 2019

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint and CIBC acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1. The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols, respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The Statements of Financial Position for the Trusts are as at June 30, 2019 and December 31, 2018. The Statements of Comprehensive Income, the Statements of Changes in Equity and Statements of Cash Flows for the Trusts are for the six month periods ended June 30, 2019 and 2018.  These financial statements were authorized for issue by the Manager on August  14,  2019.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30, 2019

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition.  Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost.  Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

New Standards issued

IFRS 16, Leases (“IFRS 16”): IFRS 16 was issued by IASB in January 2016 and was effective for annual periods beginning on or after January 1, 2019. IFRS 16 establishes principals for the recognition, measurement, presentation and disclosure of leases. The standard introduces a single lessee accounting model that requires, generally speaking, the recognition of most lease assets on the balance sheet as opposed to off-balance sheet in the financial statement notes. The transition to IFRS 16 did not result in any material changes to the Trusts’s financial statements.

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these financial statements unless otherwise noted.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30, 2019

of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30, 2019

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since its primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30, 2019

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical silver bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trusts’ objectives for managing capital are:

•	To invest and hold substantially all of the Trust’s assets in physical bullion; and
•	To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

Management Fees

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC

Sprott Physical Bullion Trusts Generic Notes to Financial Statements June 30, 2019

member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Silver Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Baker & McKenzie LLP

Brookfield Place

Bay Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario Canada M5J 2T3

Seward & Kissel LLP

901 K Street NW, 8th Floor

Washington, DC 20001